Filed by Prenetics Global Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Artisan Acquisition Corp.

Commission File No.: 001-40411

CNBC Interview: Transcript

Air Time: September 13, 2021 06.30 AM HKT

Emily Tan

Joining us now for a first on CNBC interview is Ben Chang, CEO of Artisan Acquisition and we also have on the line with us, Danny Yeung, CEO and co-founder of Prenetics, on the line joining the conversation as well as a first on CNBC interview. Congratulations to both of you gentlemen on this merger, a big announcement today. If I can start the conversation with Ben, why was Prenetics chosen Hong Kong's first unicorn exit, also what’s special about Prenetics.

Ben Cheng

First of all we are actually a venture capital kind of investor. It’s in our DNA, right? So we like companies that are disruptive, that are high growth. Right. And we see that in Prenetics, from 2019 to 2020, the company has grown seven times in revenue. From last year to this year, they are forecasted to grow and another 3x. So obviously we really like this type of profile. Another reason obviously is definitely Danny's management team. Right? So, so after we met Danny and the management team, they are extremely young, energetic, passionate about healthcare. So that's why we liked him. And obviously Danny is a serial entrepreneur previously. He was the East Asia CEO of Groupon. Then obviously that we're very confident about his track record. Another reason is that both Adrian and Danny share the same kind of social values. We want to provide accessible healthcare to the community at affordable cost. So after we met Prenetics, we really liked them and I think it checks all of the boxes. So that's why we picked them.

Emily Tan

Danny a very good morning to you. Congratulations on the merger, on this listing, you got $459 million in cash proceeds. Now, what do you intend to be doing with this money?

Danny Yeung

Great, good morning, Emily. I'm so disappointed that I can't be on camera. There's some technical difficulties it seems but you know, thank you so much. We're very, very excited about this significant milestone for Prenetics as well as for Hong Kong. Certainly, you know, thank you to Adrian, Ben, for certainly putting their immense trust in us. In terms of your question, so certainly there's going to be a lot of cash into the company. So certainly one of the key things that we will be doing is actually for M&A and acquisitions. So certainly we have over 400 million cash. US is a priority market for us, Southeast Asia and the rest of Europe. So certainly we're going to be investing back into growth, manufacturing, product development, R&D, and certainly acquisitions as mentioned at first.

Emily Tan

Now you're connected to a very impressive portfolio of retail, hospitality, healthcare, and property. What type of synergies are you going to be tapping on?

Danny Yeung

Very significant. And, that's really the key reason why also we chose Adrian back, right? Because certainly we had lots of choices, lots of opportunities to listen. The exchange, US or Hong Kong etc. But I think the key thing about Adrian's ecosystem is spans very diverse between retail, hospitality, healthcare. Certainly they have made significant investments in healthcare, you know, Glen Eagles, EC healthcare, which they made an investment in earlier this year. And we've also just recently signed a MOU with EC healthcare, which is the largest non-hospital medical group in the Hong Kong. It processed over 500,000 annual health checks. So we will be integrating our product suites, the DNA testing, the Healthpod, the colon cancer screening tools into their ecosystem. So there's already significant synergies. Even New World Development, they certainly also ordered 10,000 devices of our upcoming Healthpod products.

Emily Tan

Ben, if I can put a question to you, you are the sole executive at Artisan Acquisition. The company currently traded under the ticker code, A R T A U on the NASDAQ that is expected to change to P R E once this deal is completed. So what is going to be your new role once all of this is done?

Ben Cheng

So first of all, Artisan, we will remain as a board member in the merged company. That's one. Second obviously we will make sure that we deliver all the promised synergies across Adrian’s ecosystem and make sure that print Prenetics will enjoy all the kind of value that we can bring onto the table.

Emily Tan

Okay. And as we look at this company. Prenetics has quite a bit of room for growth. They're projecting $600 million in revenues by 2025. Are there any potential risks that you can see to growth and development in this space?

Ben Cheng

First of all, let's talk about this year, right? Last year, they were doing around 65 million and this year I'm very confident they can reach over 200 million in terms of revenue. I think what's really special about Danny's team is that when they see opportunity, they would pivot the business model and make sure to grab it. And I think COVID is one very strong case study. On top in our due diligence, right? We have done very in depth due diligence on their existing product pipeline. They actually have a lot of home run product coming out, right. They have a colon cancer screening product. They have a house supplement. They also have a blood testing device coming out, right. So extremely confident that they can reach that milestone in a couple of years time.

Sri Jegarajah

Good morning, Danny, a question for us three here. You say that you want to disrupt and decentralise the healthcare industry. I'm just curious, what role does China play? How exposed are you in China and how are you navigating these potential regulatory challenges that that could be focused on the healthcare industry?

Danny Yeung

Great question. To answer your question, we actually have no operations in China. Certainly right now, we are focused and based in Hong Kong, US, Southeast Asia and Europe. Certainly you mentioned the terms of central access to healthcare, ultimately what we want to do is bring healthcare closer to the patient, because if you think about healthcare today, we have the cultural clinic you have to go to hospital. You have to go somewhere to get treated, and where we actually bring healthcare to you. For example, we recently launched the Circle Healthpod, with rapid detection methods that are point of care, at home, and detect COVID-19 within 20 minutes with a liquid test. And we're working with University of Oxford on this summer, you'll be able to have new…

Sri Jegarajah

Sorry to interrupt you but China is such a huge market though, do you plan to get exposure there and invest?

Danny Yeung

Not entirely. No because I think we have been able to grow a quite significant business outside of China, like I mentioned this year we're gonna be well easily doing over 200 million in annual revenue. By 2025, we'll be able to do over 640 million USD annual revenue. So, there's still an upside there as well. With the next 5 years we’re very conservative in terms of forecasts.

Martin Soong

Okay, Danny. This is Martin, let me quickly jump into the questions. And congratulations on this deal. You were talking about your war chest which you have access to, and that's gonna be useful for M&A. Talk to us about niches and fits. What specifically are you eyeing that you think would make a good fit in your portfolio?

Danny Yeung

Certainly one of the key strategies moving forward is geography expansion, right, and so we see actually the US markets being our critical drive expansion plan. So certainly right now we are targeting companies in the US companies that are working on rapid diagnostics or genonics. Certainly even, for example, just a few days ago Joe Biden mentioned now, there's a significant greater need for rapid diagnostics. Right. So they're estimating, this month alone just 277 million supply of tests, and that's actually not enough. Most certainly, we believe that our recently launched Circle health products could be making significant impact there.

Sri Jegarajah

At this stage in your company's history, you've got to spend to grow, but can you say that Prenetics is profitable?

Danny Yeung

If we want to be profitable we can. So again this year we're reinvesting back in growth, reinvesting back into R&D. We now have a significant war chest. So certainly you look out here, compared to the Exacts, Invitae and Nateras, that we're actually operating and it's very efficient.

Emily Tan

Danny, you guys are very ambitious you got ambitious growth plans as well. Also planning to be introducing one new product each year, so you've got quite a pipeline in the works here. Can you tell us, what can we expect coming?

Danny Yeung

Very important, when I started working multiple years ago. We just launched circle health products which will be a core product, rapid detection system for all infectious diseases. Rapid and portable results in 20 minutes. In Q1 of next year, we're only launching a non invasive stool DNA test for the early stages of colon cancer and advanced adenomeres. So certainly comparable their exact sciences, we're gonna be rolling that throughout Southeast Asia, and also Q1, we're gonna be launching circle snapshot, which is an at home blood collection device. We'll mail individuals, a device to collect blood which is mailed back to a laboratory and individuals will be able to basically get their annual health check done in the comfort of your home. So certainly, that gives you a roadmap into 2022 and of course we're gonna still be continuing to develop new products as we speak.

Emily Tan

Ben I'll give you the last question here just to get one more comment from you. We heard a lot from Danny and what we're expecting to see in the diagnostics that they're offering. What other plans does Artisan Acquisition have post this merger now that has been announced?

Ben Cheng

We have been very blessed that we can bring a lot of great investors into the APAC, and obviously, we going to deliver a lot of value on Adrian’s ecosystem. On things, we will just continue to make sure that whatever he needs we will provide, and obviously bring a lot of the investor support to him down the road.

Emily Tan

Gentlemen, thank you very much for joining us this morning, congratulations on your merger and Danny for the listing over on the NASDAQ, Ben Cheng, CEO of Artisan Acquisition and Danny Yeung, CEO of Prenetics.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan and Prenetics, and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, technological and market trends, the sources and uses of cash from the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this document, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by PubCo with the SEC and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this document include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this document will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by PubCo with the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this document represent the views of Artisan, Prenetics and PubCo as of the date of this document. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Artisan to vote on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Artisan as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Artisan will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.